:
                                                :
           IN THE MATTER OF                     :
                                                :
      ALLEGHENY POWER SYSTEM, INC. et al.       :
                                                :         CERTIFICATE
           File No. 70-8411                     :          PURSUANT
                                                :         TO RULE 24
         (Public Utility Holding                :     FOR THE QUARTER ENDED
          Company Act of 1935)                  :      DECEMBER 31, 1995
                                                :
                                                :



            As of December 31, 1995, Allegheny Power System, Inc. ("APS") has made capital contributions to AYP Capital, Inc. ("AYP Capital") totaling $1,838,303. During the fourth quarter, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to APS's core business. Other specific activities performed by AYP Capital during the fourth quarter are shown below.

      I.    Description of Activities

            A.    Consulting and Engineering Services

                  AYP Capital provided engineering and consulting services to nonaffiliated entities and completed preliminary development activities associated with the provision of such services to nonaffiliated entities.

            B.    Energy Management Services - AYP Cogenex

                  AYP Capital continued to jointly pursue with EUA-Cogenex opportunities for demand-side management activities which included, but were not limited to, marketing and sales, auditing, bidding, and job procurement and performance. Such development activities were performed by the joint venture within Washington, D.C. and the states of Maryland, Ohio, Pennsylvania, Virginia and West Virginia.

            C.    EWGs and FUCOs

                  AYP Capital funded investments of $700,174 in the Latin American Energy and Electricity Fund I, L.P. ("FondElec"), a limited partnership formed to invest in and develop electric
                  energy opportunities in Latin America.   FondElec purchased
                  2.36% of the securities of Ontario-Quinta A.V.V. (Aruba), which in turn owns 60% of an electric distribution company in Lima, Peru. AYP Capital has committed to invest up to $5 million in FondElec.

                  AYP Capital agreed to purchase Duquesne Light Company's 50% interest in Unit No. 1 of the Fort Martin Power Station for $169 million. AYP Capital intends to utilize its share of the unit as an exempt wholesale generator ("EWG") and sell the output at market prices. Obtaining the necessary regulatory approvals will likely take several months. AYP Capital expects a closing in 1996.

                  AYP Capital also performed studies and completed preliminary development activities in connection with the ownership of companies for the acquisition and ownership of EWGs.

      II. Guarantees or assumption of liabilities by APS on behalf of AYP Capital or its subsidiaries

            APS did not provide any guarantees or assume liabilities on behalf of AYP Capital or its subsidiaries.

      III.  Services Provided by AYP Capital to Associate Companies

            AYP Capital did not provide any services to associate companies.

      IV.   Factoring Activities

            AYP Capital did not perform any activities associated with the factoring of accounts receivables.

            The Balance Sheet and Statement of Income for AYP Capital for the quarter ended December 31, 1995 are also attached hereto and included as a part of this filing.

                                                ALLEGHENY POWER SYSTEM, INC.



                                                By NANCY L. CAMPBELL
                                                   Nancy L. Campbell
                                                   Vice President & Treasurer


                                                AYP CAPITAL, INC.



                                                By NANCY L. CAMPBELL
                                                   Nancy L. Campbell
                                                   Vice President & Treasurer



Dated:  February 28, 1996
U:\DUMP\AYP\RULE24.D95